---- Message from “Douglas, Clay” <ClayDouglas@eversheds-sutherland.us> on Wed, 30 May 2018 20:44:14 +0000 ----

To:	Williamson, Jay” <WilliamsonJ@sec.gov>”
cc:	“Boehm, Steven” <StevenBoehm@eversheds-sutherland.us>, “Pangas, Harry S.”
<HarryPangas@eversheds-sutherland.us>, “Leary, Doug”
<DougLeary@eversheds-sutherland.us>, “Khiani, Shashi”
<ShashiKhiani@eversheds-sutherland.us>”
Subject:	TCAP - Draft Response Letter to SEC Comments

Jay:

Attached please find draft written responses to the comments you issued to Amendment No. 1 to Triangle Capital Corporation’s preliminary proxy statement, which was filed with the SEC on May 17, 2018. We have also attached marked pages of the draft definitive proxy statement showing the responsive changes.

Please let us know if you have any follow-up comments or would like to discuss. The Company appreciates your quick turnaround in the last review, and we and the Company are happy to jump on a call to discuss any of the attached responses in light of the Company’s desire to file the definitive proxy statement on Friday, June 1. We can be available whenever convenient.

As requested, we will file this email and the attachments on EDGAR as correspondence.

Best,

Clay

Clay Douglas | Associate

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700, Washington, DC 20001-3980, US

T: +1.202.383.0830

claydouglas@eversheds-sutherland.com | www.eversheds-sutherland.com

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